Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Containing Luxury, Inc.
4402 SW Port Way
Palm City, FL 34990
http://containingluxury.com

Up to $1,234,999.50 in Common Stock at $1.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Containing Luxury, Inc.
Address: 4402 SW Port Way, Palm City, FL 34990
State of Incorporation: DE
Date Incorporated: August 29, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,234,999.50 | 823,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $100.50

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Times Based Perks:

Invest $2,500+ within the first two weeks and receive 3% bonus shares

Invest $5,000+ within the first two weeks and receive 5% bonus shares

Invest $10,000+ within the first two weeks and receive 7% bonus shares

Invest $25,000+ within the first two weeks and receive 10% bonus shares

Volume Based Perks:

Tier 1 Perk — Invest $500+ and receive Containing Luxury Merchandise (T Shirt/Hat)**

Tier 2 Perk — Invest $1000+ and receive Containing Luxury Merchandise (T Shirt/Hat)** and access to a Containing Luxury executive for Q&A Virtual Call

Tier 3 Perk — Invest $5,000+ and receive Containing Luxury Merchandise (T Shirt/Hat)** and access to a Containing Luxury CEO or Marketing Manager for Q&A Virtual Interview for a YouTube Channel Video

Tier 4 Perk — Invest $10,000+ and receive Containing Luxury Merchandise (T Shirt/Hat)**, Factory Tour and Lunch with Containing Luxury Executive***, Interview for Q&A YouTube Channel Video

Tier 5 Perk — Invest $50,000+ and receive Containing Luxury Merchandise (T Shirt/Hat)**, Factory Tour and Lunch with CEO***, Interview for Q&A YouTube Channel Video, and 25% off one Containing Luxury product

Tier 6 Perk — Invest $100,000+ and receive Containing Luxury Merchandise (T Shirt/Hat)**, Full Day Pass and Lunch with Containing Luxury CEO, paid Florida 3-day trip (incl. expenses), Interview for Q&A YouTube Channel Video, and 25% off one Containing Luxury product.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**After the close of the offering, Containing Luxury will reach out to eligible investors to obtain sizing and shipment information.

***Expenses are not included.

The 10% StartEngine Owners' Bonus

Containing Luxury, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive an additional 10 shares of common stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Containing Luxury, Inc. ('Containing Luxury" or the "Company") is a C Corporation organized under the laws of the state of Delaware that specializes in creating sustainable and affordable tiny homes using recycled materials. The Company's business model consists of providing high-quality solutions for affordable and transitional housing, targeting both the luxury tiny home market and the affordable housing sector. Our homes are designed to be movable and hurricane-proof.

Our products are sold across multiple states in the United States at various outlets like specialty home stores as well as through direct-to-consumer online platforms.

The Company operates independently with no subsidiaries or parent companies.

Competitors and Industry

Industry

Containing Luxury operates in the tiny homes industry, specifically in the niche of eco-friendly, recycled, and affordable housing.

Competitors

Some of the top competitors include BOXABL, a well-known tiny home producer.

Companies similar in size and scope include others in the tiny homes market, particularly those focused on sustainable and affordable solutions.

Containing Luxury stands out for its dedication to eco-friendly practices, affordability, adaptability to modern lifestyles, collaboration with communities, and emphasis on safety and resilience.

Current Stage and Roadmap

Current Stage

All products are currently on our website and any information can be scraped from there or directed there.

The company's products are currently available on the market. They have moved past the concept stage and are in the live stage of development.

Current products include:

20 Ft Container Homes:

20 Ft SC Base Model (Standard Cube Base)

20 Ft SC LX Model (Standard Cube Luxury)

20 Ft HC LX Model (High Cube Luxury)

40 Ft Container Homes:

40 Ft HC LX Model (High Cube Luxury)

Road Map

Our company's future roadmap is shaped by a strategic approach to growth and innovation. Securing government contracts is a cornerstone of this strategy, promising long-term stability, additional funding, and an expansion of our production capabilities. While we are currently in preliminary discussions with multiple cities, expressing their interest in our products, formal contract negotiations are yet to begin. However, we have successfully obtained Letters of Intent (LOIs) from several parties, marking a significant step forward. In terms of product development, we are actively engaged in research and development for future product lines, though these are still in the early stages and not yet ready for public release or market introduction. Additionally, our expansion strategy across the country includes forging licensing agreements for sales dealerships and establishing strategic partnerships with nationwide developers. These initiatives are designed to broaden our reach and reinforce our presence in the market, paving the way for sustained growth and innovation.

The Team

Officers and Directors

Name: Michael S. Hilla

Michael S. Hilla's current primary role is with SelectHub. Michael S. Hilla currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CRO - Chief Revenue Officer / Director
  Dates of Service: July, 2022 - Present
  Responsibilities: Michael will oversee the execution of the company's financial strategy, develop growth plans and goals to increase profitability, as well as identify potential investment opportunities. Salary and equity salary: $0.00

Other business experience in the past three years:

- Employer: SelectHub
  Title: Vice President of Sales & Business Development
  Dates of Service: July, 2022 - Present
  Responsibilities: Driving Revenue Growth for the Organization

Other business experience in the past three years:

- Employer: Powermax Financial · Contract
  Title: Founder & CTO
  Dates of Service: January, 2005 - Present
  Responsibilities: Responsible for the management of an organization's technological needs.

Other business experience in the past three years:

- Employer: Info-Tech Research Group
  Title: Regional Director
  Dates of Service: September, 2020 - Present
  Responsibilities: Directing Public Sector State and Local Government and Higher Education (SLED)

Name: Blake Thomas, Madgett

Blake Thomas, Madgett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, CFO, Principal Accounting Officer and Director
  Dates of Service: July, 2022 - Present
  Responsibilities: Responsible for developing and implementing the company's strategic plan. This includes setting long-term goals, defining the company's vision, and establishing the strategic direction for growth and profitability. Provides Leadership, Strategic Planning, Business Development, and Financial Management while maintaining positive Stakeholder Relations and Brand Image. Salary and equity salary:$52,000

Other business experience in the past three years:

- Employer: Madgett Construction Inc
  Title: Owner
  Dates of Service: January, 2012 - Present

Responsibilities: Responsible for coordinating and overseeing construction projects, and turning architectural plans into tangible structures. Oversees Project Management, Scheduling, Budgeting, Quality Control, Permitting and Compliance with Local Code, Procuring Materials and Building Client Relations.

Name: Jonas Candeed Hylton

Jonas Candeed Hylton's current primary role is with Executive Biotech Advisors . Jonas Candeed Hylton currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Strategic Officer and Director
  Dates of Service: November, 2023 - Present
  Responsibilities: Collaborated closely with the CEO to shape and implement a robust strategic roadmap, enhancing the company's value proposition and positioning it strategically for capital growth and success. Not taking a salary or equity comp yet.

Other business experience in the past three years:

- Employer: Executive Biotech Advisors
  Title: CEO
  Dates of Service: April, 2021 - Present
  Responsibilities: Help companies develop and implement strategic medical plans and tactics by delivering quality scientific services to clinicians so that they can serve the needs of their patients.

Other business experience in the past three years:

- Employer: Avellino Labs
  Title: Global head of Medical Affairs
  Dates of Service: April, 2022 - November, 2022
  Responsibilities: Global head of Medical Affairs

Other business experience in the past three years:

- Employer: Zymeworks Inc.
  Title: Vice President Global & Medical Affairs
  Dates of Service: April, 2021 - February, 2022
  Responsibilities: Lead the growth of the medical and scientific affairs services/division in preparation for the launch of a new oncology product.

Other business experience in the past three years:

- Employer: Rigel Pharmaceuticals
  Title: Executive Medical Director
  Dates of Service: September, 2019 - April, 2021
  Responsibilities: I served as Executive Medical Director for the United States and North America, driving lifecycle management for the ITP/AIHA/GVHD programs. I oversaw US medical and clinical programs to support US growth of the ITP and pipeline program.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. The failure to release the product may be the result of a change in business model upon the Company's determining that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our homes. Delays or cost overruns in the development of our homes and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to several risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, the Company's value will likely be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute

our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

We are an early stage company
The Company has a short history. If you are investing in our company, it's because you think that these homes are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Containing Luxury LLC (Blake Madgett owns 72.5%))	10,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,333 of Common Stock.

Common Stock

The amount of security authorized is 10,900,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights regarding the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $12,000.00
  Number of Securities Sold: 10,000,000

Use of proceeds: Legal and professional services..
Date: August 30, 2023
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Please see below for the Company's financial information. Please note, the Company was not formed in 2021; therefore, all information in this section is specific to 2022 only.

Revenue

Revenue for fiscal year 2022 was $881,119.00

Cost of Goods Sold

Cost of Goods Sold for fiscal year 2022 was $469,298.00

Gross margins

Gross profit for fiscal year 2022 was $411,822, resulting in a gross margin percentage of 46.73%.

Expenses

Expenses for fiscal year 2022 were $170,076.00

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because its revenue growth from 2022 to YTD, increasing cash flow. Past cash was primarily generated through sales. Our goal is to continue operational expansion and growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Dec. 2023, the Company has capital resources available in the form of a $200,000 Line of Credit from Blake Madgett, and a shareholder loan in the amount of $168,611.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, it will not impact the Company's current operations. The current operations are fully self-sustaining through sales and existing lines of credit. The funding from this round, while valuable for expansion and growth, is not a necessity to maintain our ongoing business activities.

The current burn rate estimate of $80,000 per month. It's important to note that Containing Luxury has been in business for approximately 1.75 years, so our data is recent and reflects the company's current operational expenses. As for the future, we anticipate that this burn rate will remain consistent given our existing business model and operations. However, we are actively working on building strategic partnerships for 2024, which are expected to reduce some of these costs.

Looking ahead, we are committed to managing our expenses effectively, and as we continue to grow and establish strategic partnerships, we anticipate potential cost optimizations that may further enhance our financial sustainability.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, it will provide a significant financial cushion, allowing for more flexibility and strategic investments. However, it's important to note that the Company's current operations are not affected by this funding round. We have established lines of credit and a strong financial foundation, ensuring that our day-to-day operations continue without interruption. The funding will primarily support expansion plans and strategic initiatives rather than bridging operational gaps.

The current burn rate estimate of $80,000 per month. It's important to note that Containing Luxury has been in business for approximately 1.75 years, so our data is recent and reflects the company's current operational expenses. As for the future, we anticipate that this burn rate will remain consistent given our existing business model and operations. However, we are actively working on building strategic partnerships for 2024, which are expected to reduce some of these costs.

Looking ahead, we are committed to managing our expenses effectively, and as we continue to grow and establish strategic partnerships, we anticipate potential cost optimizations that may further enhance our financial sustainability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Mancil's Tractor Inc
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: February 06, 2025
  On July 6, 2022, the Company entered into a loan agreement for $100,000 with an interest rate of 10% and a maturity date of February 6, 2025. The balance of this loan was $81,070 as of December 31, 2022.

- Creditor: BMO
  Amount Owed: $76,890.00
  Interest Rate: 6.99%
  Maturity Date: September 26, 2029
  On September 26, 2022, the Company entered into a loan agreement for $76,890 with an interest rate of 6.99% and a maturity date of August 26, 2029. This loan is secured by a vehicle. The balance of this loan was $74,026 as of December 31, 2022.

- Creditor: Equipment Finance Group LLC
  Amount Owed: $20,500.00
  Interest Rate: 13.68%
  Maturity Date: December 08, 2022
  On September 8, 2022, the Company entered into a loan agreement for $20,500 with an interest rate of 13.68% and a maturity date of December 8, 2022. The balance of this loan was $19,505 as of December 31, 2022.

- Creditor: GM Financial
  Amount Owed: $74,814.00
  Interest Rate: 6.39%
  Maturity Date: December 14, 2028
  On October 14, 2022, the Company entered into a loan agreement for $74,814 with an interest rate of 6.39% and a maturity date of December 14, 2028. This loan is secured by a vehicle. The balance of this loan was $71,172 as of

December 31, 2022.

- Creditor: Loans from Partners; Blake Madgett and Mike Hilla
  Amount Owed: $80,887.00
  Interest Rate: 0.0%
  The Company has outstanding loans with two of its shareholders. The loans are non-interest bearing and due on demand. The balance of the loans is $80,887.

Related Party Transactions

- Name of Entity: Blake Madgett
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loans
  Material Terms: The Company has outstanding loans with two of its shareholders. The loans are non-interest bearing and due on demand. The balance of the loans is $587.24

- Name of Entity: Mike Hilla
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loan
  Material Terms: The Company has outstanding loans with two of its shareholders. The loans are non-interest bearing and due on demand. The balance of the loans is $80,299.50.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) only one class of security is authorized and outstanding, common stock;

(ii) there are no outstanding or reserved options, warrants, or other securities with a right to acquire shares; and

(iii) no shares are reserved for issuance under a stock plan.

Containing Luxury (the "Company") has set its pre-money valuation for this offering at $15,000,000. This figure is supported by a combination of tangible assets, our revenue growth and LOIs (financial performance), the credibility of its State of FL Certification efforts, the strength of its brand, and its management expertise.

The Company values its tangible assets at over $1.1M, providing a solid operational foundation. The tangible assets are fixed assets such as equipment, vehicles, trailers, inventory, receivables, etc. Please see below for a breakdown of this calculation:

-Equipment: $ 275,000 (including all tools, trucks, trailers, lifting equipment, and custom built equipment)

-Inventory: Both Raw goods and Finished goods including showroom units $680,000

-Receivables $145,000 - monies to be collected over the next 30-45 days for work in progress, orders to be completed or delivered, outstanding invoices, draws to be collected, etc

We believe the Company holds a distinctive position as one of the few certified container home manufacturers in Florida, enhancing its credibility and positioning it for promising government contracts. The Company values this certification at $2,500,000, representing a conservative estimation of the added Company value over the next twelve months.

A key driver of Containing Luxury's valuation is its impressive revenue growth, which more than doubled from $879,082 in 2022 to $2,106,379.79 year-to-date in 2023. We believe this growth demonstrates market traction and underscores the potential for sustained expansion. The Company combined its sales increase with the presence of two Letters of Intent (LOIs) to value its 'financial performance.' Given the anticipated future margins on the Letters of Intent and the company's sales growth, the Company values its financial performance at over $4.6M.

Containing Luxury's influential digital presence, particularly on its monetized YouTube Channel and social media platforms such as TikTok with millions of views and a substantial following, has translated into significant lead generation and high conversion rates, reflecting the strong market demand for their sustainable container homes. Based on the Company's viewership and engagement data, which shows subscriber turnover at a rate of 0.001%/12 months, the Company attributes its digital presence to 130 net new clients on a rolling 12-month basis. Assuming a product conversion at our lowest product offering ($35k/20ft unit), the Company attributes a value of over $4.5M to its digital presence.

We believe tThe exceptional expertise of its owners further enriches the company's valuation. CEO Blake Madgett brings a wealth of experience, spanning low-income housing to high-end clientele like Prada, contributing to our deep understanding of diverse housing needs and the development of innovative solutions. Complementing this, CRO Michael Hilla employs his financial acumen to align the company's financial strategies with its bold vision for the future. Joining the leadership team is Jonas Hylton, a seasoned construction professional who pioneered affordable, low-impact tiny homes. Jonas has seamlessly merged his expertise in construction with a strategic focus on the biotech industry, enhancing our capacity for sophisticated and comprehensive growth. Notably, the group has forged strategic relationships with outside consultants, each possessing expertise in specific domains such as business development, marketing, government relations, and investor relations. The Company values its brand and expertise at $1,000,000.

Based on the reasons described above, the Company believes its $15,000,000 pre-money valuation is justified.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium fees
  94.5%
  StartEngine Premium fees

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  35.5%
  Maintaining cash reserves to cover day-to-day operational expenses, secure strategic opportunities, and respond to market dynamics effectively.

- Company Employment
  25.0%
  Recruiting skilled professionals across various roles, from research and development to customer support, to drive product excellence and customer satisfaction.

- Sales & Marketing Development
  20.0%
  Enhancing our sales and marketing efforts, including expanding our sales team, investing in digital marketing campaigns, and building strategic partnerships to increase brand visibility and market share.

- Inventory
  14.0%
  Increasing our inventory to meet the rising demand for our products, ensuring we can fulfill orders promptly and maintain a competitive edge in the market.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29

(120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://containingluxury.com (http://containingluxury.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/containingluxury

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Containing Luxury, Inc.

[See attached]

CONTAINING LUXURY

Containing Luxury, LLC
(the "Company")
a Florida Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to Year ended December 31, 2022

Table of Contents

RNB CAPITAL

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Containing Luxury, LLC. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception to December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 8, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Matter on a Successor Entity
The Company formed Containing Luxury, Inc. in Delaware on August 29, 2023 to which it transferred all its assets and liabilities. Containing Luxury, Inc. will conduct an offering under Regulation-CF in 2023.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042 | On behalf of RNB Capital, LLC | Sunrise, FL
October 17, 2023

CONTAINING LUXURY, LLC. STATEMENT OF FINANCIAL POSITION
See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2022	**2021**
ASSETS		
Cash and Cash Equivalents	6,630	-
Accounts Receivable	107,098	-
Inventory- Raw Materials	18,000	-
Inventory- Work in Progress	38,000	-
Prepaid Expenses	30,000	-
Total Current Assets	199,729	-
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	305,055	-
Goodwill	140,131	
Total Non-Current Assets	445,186	-
TOTAL ASSETS	644,914	-
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	85,631	-
Current Portion of Long Term Debt	70,800	-
Total Current Liabilities	156,431	-
ShareholderLoans	80,887	-
Notes Payable	174,973	-
Total Long-Term Liabilities	255,860	-
TOTAL LIABILITIES	399,586	-
EQUITY		
Member Capital		-
Retained Earnings	232,624	-
Total Equity	232,624	-
TOTAL LIABILITIES AND EQUITY	644,914	-

CONTAINING LUXURY, LLC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2022	**2021**
Revenue		
Revenue- Sales	879,082	-
Revenue- Education	2,037	-
Cost of Revenue		
COGS- Discounts	123,145	-
COGS- Equipment Rental	11,734	-
COGS- Direct Labor	131,045	-
COGS- Supplies & Materials	203,374	-
Gross Profit	**411,822**	-
Operating Expenses		
Advertising and Marketing	13,110	-
General and Administrative	67,553	-
Rent and Lease	45,500	-
Maintenance and Repairs	5,367	-
Depreciation	33,714	-
Amortization	4,832	-
Total Operating Expenses	**170,076**	-
Operating Income (loss)	**241,746**	-
Interest Expense	1,997	-
Contributions to Charities	7,125	-
Total Other Expense	**9,122**	-
Earnings Before Income Taxes	**232,624**	-
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	**232,624**	-

CONTAINING LUXURY, LLC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	232,624	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	33,714	-
Amortization	4,832	-
Accounts Payable and Accrued Expenses	85,631	-
Accrued Liabilities		
Inventory	(56,000)	-
Accounts Receivable	(107,098)	-
Prepaids	(30,000)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(68,921)	-
Net Cash provided by (used in) Operating Activities	163,703	-
INVESTING ACTIVITIES		
Equipment	(483,732)	-
Net Cash provided by (used by) Investing Activities	(483,732)	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions		
Debt Issuances	326,660	-
Payments on Debt		
Dividends Paid		
Net Cash provided by (used in) Financing Activities	326,660	-
Cash at the beginning of period		-
Net Cash increase (decrease) for period	6,630	-
Cash at end of period	6,630	-

CONTAINING LUXURY, LLC. STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

Statement of Changes in Member Equity				
	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Earnings	Total Member Equity
Beginning Balance at 1/1/2021				-
Capital Contributions				-
Capital Distributions				
Net Income (Loss)			-	-
Ending Balance 12/31/2021	-	-	-	-
Capital Contributions	-	-	-	-
Capital Distributions				
Net Income (Loss)		-	232,624	232,624
Prior Period Adjustment				-
Ending Balance 12/31/2022	-	-	232,624	232,624

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Containing Luxury, LLC ("the Company") was formed in Florida on March 30, 2021. The Company plans to earn revenue as a real estate builder that combines luxury, affordability, energy efficiency and safety into packaged homes. The Company's headquarters is in Palm City, Florida. The Company's customers will be located in the United States.

The Company formed Containing Luxury, Inc. in Delaware on August 29, 2023 to which it transferred all its assets and liabilities. Containing Luxury, Inc. will conduct an offering under Regulation-CF in 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22

Showroom Equipment	5	174,367	(17,437)	-	156,930
Office Equipment	7	5,698	(407)	-	5,291
Vehicles	5	158,704	(15,870)		142,834
Intangible Asset	15	144,963	(4,832)		140,131
Grand Total		**483,732**	**(38,546)**	-	**445,186**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by building and selling container homes to customers. The Company's payments are generally collected at time of delivery. The Company's primary performance obligation is to build and deliver homes to customers based on contract delivery times and to specifications. The Company's primary performance obligation is the delivery of the final home. Revenue is recognized at the time the home is delivered to the customer.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses for general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has outstanding loans with two of its shareholders. Refer to note 5 for detail.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans

On July 6, 2022, the Company entered into a loan agreement for $100,000 with an interest rate of 10% and a maturity date of February 6, 2025. The balance of this loan was $81,070 as of December 31, 2022.

On September 26, 2022, the Company entered into a loan agreement for $76,890 with an interest rate of 6.99% and a maturity date of August 26, 2029. This loan is secured by a vehicle. The balance of this loan was $74,026 as of December 31, 2022.

On September 8, 2022, the Company entered into a loan agreement for $20,500 with an interest rate of 13.68% and a maturity date of December 8, 2022. The balance of this loan was $19,505 as of December 31, 2022.

On October 14, 2022, the Company entered into a loan agreement for $74,814 with an interest rate of 6.39% and a maturity date of December 14, 2028. This loan is secured by a vehicle. The balance of this loan was $71,172 as of December 31, 2022.

The Company has outstanding loans with two of its shareholders. The loans are non-interest bearing and due on demand. The balance of the loans is $80,887.

NOTE 6 – EQUITY

The Company is a limited liability company with two Members. The equity ownership of each Member is represented by Units issued to each Member. The Units and corresponding percentage interest of ownership for each of the Members are 80% for Member one and 20% for Member two.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the Members of the Company shall distribute in the following order: (a) payment to creditors; (b) establishment of reserves for foreseeable obligations; (c) payment to Members for loans made to the Company, and (d) distributions to the Members in accordance with their respective capital account balances.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 17, 2023, the date these financial statements were available to be issued.

The Company formed Containing Luxury, Inc. in Delaware on August 29, 2023 to which it transferred all its assets and liabilities. Containing Luxury, Inc. will conduct an offering under Regulation-CF in 2023. No additional events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and has positive working capital. However, there are some uncertainties and challenges that the company faces:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. The Company's current assets are sufficient to cover current liabilities. However, long-term liabilities exceed current assets; therefore, the Company may experience solvency issues.
3. Financing: Over the next twelve months, the company plans to finance its operations through a crowdfunding campaign and revenue-producing activities
4. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
5. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

CONTAINING LUXURY

Containing Luxury, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to August 29, 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Containing Luxury, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception to August 29, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Predecessor Entity:
The Company previously operated under the entity Containing Luxury, LLC, which was formed in Florida on March 30, 2021. Containing Luxury, Inc (herein) was formed in Delaware on August 29, 2023 and received the transfer of all the predecessor's assets and liabilities.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042 | On behalf of RNB Capital, LLC | Sunrise, FL
October 17, 2023

CONTAINING LUXURY, INC. STATEMENT OF FINANCIAL POSITION
See Accompanying Notes to these Unaudited Financial Statements

	Inception - August 29, 2023
ASSETS	
Cash and Cash Equivalents	-
Total Current Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Total Current Liabilities	-
Total Long-Term Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Stock	-
Additional Paid In Capital	-
Retained Earnings	-
Total Equity	-
TOTAL LIABILITIES AND EQUITY	-

CONTAINING LUXURY, INC. STATEMENT OF OPERATIONS
See Accompanying Notes to these Unaudited Financial Statements

	Inception - August 29, 2023
Revenue	-
Cost of Good Sold	-
Gross Profit	-
Operating Expenses	-
Total Operating Expenses	-
Operating Income (loss)	-

Total Other Expense	**-**
Earnings Before Income Taxes	**-**
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	**-**

CONTAINING LUXURY, INC. STATEMENT OF CASH FLOWS
See Accompanying Notes to these Unaudited Financial Statements

	Inception - August 29, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	-
Amortization	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock/Member contributions	
Debt Issuances	-
Payments on Debt	-
Dividends Paid	-
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	
Net Cash increase (decrease) for period	-
Cash at end of period	-

CONTAINING LUXURY, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance- Inception August 29, 2023	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	-	-
Ending Balance - Inception August 29, 2023	-	-	-	-	-

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Containing Luxury, Inc. ("the Company") was formed in Delaware on August 29, 2023. The Company plans to earn revenue as a real estate builder that combines luxury, affordability, energy efficiency and safety into packaged homes. The Company's headquarters is in Palm City, Florida. The Company's customers will be located in the United States. The Company will conduct an offering under Regulation- CF in 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized issuance of 10,900,000 common shares with a par value of $0.0001 per share. No shares were issued and outstanding as of August 29, 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to its inception on August 29, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 17, 2023, the date these financial statements were available to be issued.

The Company received transferred assets and liabilities from its predecessor entity, Containing Luxury, LLC in exchange for issuing 10,000,000 shares of common stock on August 31, 2023.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

TTW HERE https://docs.google.com/document/d/1bFWjcynExWL-uT6ezpyp0Xis1ou4JPBsETBgFiz42Go/edit

09/20/23 https://drive.google.com/file/d/1qwInD0T4yNzWW0Z-YI5IxdiyeYnr4P5e/view?usp=drivesdk

SEE BACKUP HERE

https://drive.google.com/drive/folders/16_8swb23vIY3ERQet4Y0cI-_i0c477AH?usp=drive_link

Shipping containers are all over the world, but can they make a home? Yes, yes they can. This is the Containing Luxury Story.

How I got into shipping container homes was kind of a funny story. This is Blake, Blake was a general contractor in South Florida when he came across shipping container homes. So I took it upon myself to start building my first shipping container out in my yard and filmed the entire process.

So fast forward from the beginning of our starting our YouTube adventure and my phone is blowing up. I mean, ding, ding, ding, ding! This light bulb going off in our minds that hey look let's build a factory. Let's create a product that we can mass produce with very little variations, a couple of different models and there's obviously this huge demand for just purchasing it from us.

A few builds later and some time to hone in on the process and Containing Luxury had a home and they hit the ground running. Using their YouTube audience and industry connections, they reached profitability in year one and year to date, they're having their best year yet, slinging 40 and 20 units across the country and they found their niche. And our focus is Tornado Alley. It's hurricane areas. It's 55 plus communities. You know we want to be going in and swapping out all of this mold-ridden, falling apart, unsafe, un-energy efficient products out there and bring our product in. These workshops can open anywhere in the country and produce units at scale.

One of the big ones that we're working on is a project out in Okeechobee, Florida. That's going to be 205 units minimum. That's the type of project we're going after. We really see the future of Containing Luxury being a development company focusing on communities across the country. As housing prices continue to rise, we believe the demand for affordable housing is unprecedented. Containing Luxury and shipping container homes can provide strong luxury housing at a reasonable price tag.

The only thing slowing them down, our biggest issue today is that there is so much demand and so little space. Our growth in this industry is causing us to really start looking at ways to raise capital to increase our production lines to meet the demand that we have, as cities and workforce development boards search for solutions for affordable housing many are coming to Containing Luxury as an option. Containing Luxury is living up to the mission of affordable housing.

So let's talk about the future of Containing Luxury. Where do we see this company going over the next one or two years? 10 years? And that was really focusing on our customer base that we have staring us in the face right now. And we wanted to custom tailor the future of our company to the biggest clients that we have in our books right now, and that's government contracts, its large scale investor developers and communities. Not getting into the custom tailored units, but mass production, really focusing on the biggest problems and trying to find a viable solution.

So if you believe in the Containing Luxury mission and you want to help us grow to the next level, make sure to invest in Containing Luxury today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

Containing Luxury is taking reservations for a possible, upcoming round. Join the waitlist today.

RESERVE NOW

GET A PIECE OF CONTAINING LUXURY

Sustainable Luxury, Affordable Living

Containing Luxury has more than doubled sales from 2022 to 2023 (YTD) through manufacturing modern, affordable, hurricane-resistant container homes.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Sustainable Luxury,
Affordable Living.
CONTAINING
LUXURY

$20,559.81 Reserved

OVERVIEW ABOUT DISCUSSION INVESTING FAQS

REASONS TO INVEST

MEETING HOUSING DEMAND & MARKET-DRIVEN GROWTH: Containing Luxury addresses the pressing demand for affordable, eco-friendly homes. The tiny home market, capturing 1% of the U.S. housing market, continues to rise.*

GOVERNMENT ACCEPTANCE & ONLINE PRESENCE: Municipalities nationwide are embracing container homes. Containing Luxury has surpassed their notable competitors with 141,000+ YouTube subscribers.**

Reserve Now

RESERVED	INVESTORS
$20,559.81	16

RESERVE NOW

GET A PIECE OF CONTAINING LUXURY

Sustainable Luxury, Affordable Living

Containing Luxury has more than doubled sales from 2022 to 2023 (YTD) through manufacturing modern, affordable, hurricane-resistant container homes.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Sustainable Luxury,
Affordable Living.
CONTAINING
LUXURY

$20,559.81 Reserved

OVERVIEW ABOUT DISCUSSION INVESTING FAQS

Reserve Now

RESERVED $20,559.81

INVESTORS 16

REASONS TO INVEST

MEETING HOUSING DEMAND & MARKET-DRIVEN GROWTH: Containing Luxury addresses the pressing demand for affordable, eco-friendly homes. The tiny home market, capturing 1% of the U.S. housing market, continues to rise.*

GOVERNMENT ACCEPTANCE & ONLINE PRESENCE: Municipalities nationwide are embracing container homes. Containing Luxury has surpassed their notable competitors with 141,000+ YouTube subscribers.**

QUALITY ASSURANCE: As one of the certified manufacturers in Florida, we believe our focus on quality control sets us apart, expanding our presence to multiple states, and actively pursuing government contracts.***

*Source

**Source

***Source

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
4402 SW Port Way
Palm City, FL 34990

WEBSITE
View Site

Containing Luxury has more than doubled sales from 2022 to 2023 (YTD) through manufacturing modern, affordable, hurricane-resistant container homes.

TEAM



Blake Madgett
CEO, CFO, Director

CEO Blake Madgett has spent his entire life in the construction industry, ranging from low income housing to high end clients like Prada, he has taken something from all the levels to develop a product that fits as a permanent solution to many of today's housing problems.



Michael Hilla
CRO, Director

Revenue generation leader with unique ability to develop strategy aligned with business objectives and execute on it to deliver results. I bring 20+ years of experience in B2B and B2B2C with a track record of driving growth through customer-centric, integrated marketing strategies.



Jonas Candeed Hylton
CSO, Director

Navigating dual careers in cancer research and real estate, I founded Re-Done Green Construction, integrating affordable green building technologies into remodels. Pioneering the tiny home movement, I applied innovative techniques to create small, low-impact, bank-loanable homes. As a fourth-generation construction professional, I consistently prioritized project excellence. Simultaneously, my corporate medical journey, with roles at Merck and pivotal startups, refined my strategic and leadership acumen. In 2022, I seamlessly merged my expertise in cancer research with a strategic focus on the biotech industry, establishing Executive Biotech Advisors. This fusion underscores my commitment to a sophisticated and comprehensive approach to growth and innovation.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Containing Luxury.

JOIN THE DISCUSSION

DC

What's on your mind?

0/2500

Post

wm

william mundt
4 days ago

I have propery in San Miguel, Ca right in town
Property is free & clear, it is zoned Residential Multi- ...
Show more

0 0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

Crowdfunding

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?

What does "Exclusive for Accredited Investors" mean? (Reg D only)

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. (“StartEngine”), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace (“SE Marketplace”) is a website operated by StartEngine Primary, LLC (“SE Primary”), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. (“SE Marketplace”) is a website operated by StartEngine Primary, LLC (“SE Primary”), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. (“SE Marketplace”) is a website operated by StartEngine Primary, LLC (“SE Primary”), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

CONTAINING
LUXURY



Big Announcement!
New Investment Opportunity!

Containing Luxury is experiencing rapid growth and we want you to be a part of our exciting future. Interested in learning more about our expansion projects and the **opportunity to invest in Containing Luxury?** Let us know!

Yes, I'm Interested and want more information


CONTAINING
LUXURY

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

The Early Birds get Additional Bonus Shares:

Reserve Shares

Containing Luxury Crowdfunding FAQ

What are we doing?
We are planning to launch a crowdfunding Campaign through Start Engine. We are trying to raise approximately $1.24M.

What is StartEngine?
StartEngine is an equity crowdfunding platform that connects startups with investors. Unlike a platform like Kickstarter, you're not buying products of merch. With StartEngine, you're actually buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more success. You do not need to be an accredited investor to participate - anyone over 18 can invest.

Visit **Startengine.com** to learn more about their platform and check our their investor FAQs.

Is there a minimum investment?
Our aim is to make investing with us accessible to as many people people as possible so we expect our minimum investment to be as little as $400. We will have early bird investor perks and incentives too!

What are you planning on using the proceeds for?

- Increasing materials for production lines
- Certifications to expand building across the entire country
- Marketing for the growth of the company

When are you launching your campaign?
Soon! Get notified about our official launch date by signing up for potential investor email list or check our website and social media for periodic updates.

Why should I invest in Containing Luxury?
We will have all the important financial details on our official campaign page when we officially launch. Due to SEC regulations, we are limited on what we share before launch, but we can provide the following info now:

MEETING HOUSING DEMAND & MARKET-DRIVEN GROWTH: Containing Luxury addresses the pressing demand for affordable, eco-friendly homes. The tiny home market, capturing 1% of the U.S. housing market, continues to rise.

GOVERNMENT BACKING & ONLINE DOMINANCE: Municipalities nationwide are embracing container homes. Containing Luxury has surpassed their notable competitors with 141,000+ YouTube subscribers.

QUALITY ASSURANCE: As one of the few licensed and certified builders in Florida, our focus on quality control sets us apart, expanding our presence to multiple states, and actively pursuing government contracts.

I'm interested! How do I Invest?
We will send easy step-by-step instructions to our potential investor email list. You can also search for our business, Containing Luxury, on Startengine.com once our campaign is live.

Click HERE to sign up for our potential investor email list

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

The Early Bird
Gets More Rewards!

Still Interested in investing in Containing Luxury? We've got more opportunites to get rewarded!

Yes, I'm still Interested and want more information



In our previous newsletter, we shared the rewards that will be available based on the amount invested once our campaign officially launches. While those rewards will be available throughout the entirety of the campaign, there is another opportunity to get rewarded if you act quickly.

Due to SEC regulations, we can't say much more here. But, we can let you know that **an "early bird" bonus reward will only be available for limited time when the offering opens**. Stay tuned for the launch in order to maximize your investment!

Get Additional Bonus Shares Here:

Reserve Shares

Containing Luxury Crowdfunding FAQ

What are we doing?
We are planning to launch a crowdfunding Campaign through Start Engine. We are trying to raise approximately $1.24M.

What is StartEngine?
StartEngine is an equity crowdfunding platform that connects startups with investors. Unlike a platform like Kickstarter, you're not buying products of merch. With StartEngine, you're actually buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more success. You do not need to be an accredited investor to participate - anyone over 18 can invest.

Visit **Startengine.com** to learn more about their platform and check our their investor FAQs.

Is there a minimum investment?
Our aim is to make investing with us accessible to as many people people as possible so we expect our minimum investment to be as little as $400. We will have early bird investor perks and incentives too!

What are you planning on using the proceeds for?

- Increasing materials for production lines
- Certifications to expand building across the entire country
- Marketing for the growth of the company

When are you launching your campaign?
Soon! Get notified about our official launch date by signing up for potential investor email list or check our website and social media for periodic updates.

Why should I invest in Containing Luxury?
We will have all the important financial details on our official campaign page when we officially launch. Due to SEC regulations, we are limited on what we share before launch, but we can provide the following info now:

MEETING HOUSING DEMAND & MARKET-DRIVEN GROWTH: Containing Luxury addresses the pressing demand for affordable, eco-friendly homes. The tiny home market, capturing 1% of the U.S. housing market, continues to rise.

GOVERNMENT BACKING & ONLINE DOMINANCE: Municipalities nationwide are embracing container homes. Containing Luxury has surpassed their notable competitors with 141,000+ YouTube subscribers.

QUALITY ASSURANCE: As one of the few licensed and certified builders in Florida, our focus on quality control sets us apart, expanding our presence to multiple states, and actively pursuing government contracts.

I'm interested! How do I Invest?
We will send easy step-by-step instructions to our potential investor email list. You can also search for our business, Containing Luxury, on Startengine.com once our campaign is live.

Click HERE to sign up for our potential investor email list


NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
0:10 / 3:49
HD

Yo, welcome back to Containing Luxury. On this episode, we've got some big news for you. Let's go.

Okay guys, so I know we've been away but we've got some big news. We're super excited to bring you guys along for the ride and I know a lot of you have been following us since the very beginning. And it's wild to think how far we've come in such a short time period. It's only been about two years where we've been building container homes in a factory and in that short time, we've brought Containing from virtually just an idea to a $15 million company.

And we're super excited to announce the partnership that we're doing with Start Engine, which is a crowdfunding campaign. And on that campaign, we're about to open up the doors for everyday investors to be able to buy and own a piece of Containing Luxury. It's pretty detailed on what I can and cannot talk about because this is a pre-launch. So, I actually got a list because they know me and I'm going to go off on some tangents. So, I have a very detailed list here that I can and valuation is one of them. We were going to market at a $15 million valuation. When you look at the Housing Industry, obviously, the sky's the limit from there.

Our goals of building communities, of mass production, um, our exponential growth, we know that we can take this company to a much much higher level. Okay, so some of the ways we're going to be using this Capital that we raised through Start Engine's crowdfunding campaign and bringing you on as investors into the company is that we need to increase our production lines. We have a ton of demand and we need to focus on more efficient ways to move product in and out of our doors.

With that being said, we also want to focus on certifications. We currently are working in Florida, uh, South Carolina, we're working on getting those same certifications across the entire country. So that we can produce product designed specifically for those states that we're building and expanding production into those States as well. Some of the other ways that we're going to be using capital is for marketing and growth of the company. Obviously, a huge part of our platform is you guys out there, everybody that's been a loyal subscriber to Containing Luxury is what's helped grow this company to what it is.

And a big part of the evaluation, our community is there to support us and every time we've done something, we've seen the outpour of the community coming in. And that's where we're reaching out to you again to say hey look, you guys have been along for the ride, we want you to partner with us. And we want you guys to win with the wins that Containing Luxury uh have on a daily basis. So, we're excited for what the future has to bring. We're super excited to uh bring this to your attention that this is going to be opening up. It is not open yet, but what we need you guys to do is to hit the link below. And there's going to be a registration form there so that you can register to purchase shares of Containing Luxury the second we go live.

And with that registration, you're going to then be on the emailing list to be one of the First Investors on there because the First Investors in uh on the platform are going to be and it's a limited supply. You're going to get bonus shares and there's a bunch of different levels of bonus shares that you get at depending on how much of Containing Luxury you opt to purchase. But um, all that stuff is going to be included in there so just follow along. We appreciate all the support you guys have uh had for us and we're excited for the future from Containing Luxury and the whole family here. We out."


CONTAINING
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

When you look at the Housing Industry, obviously, the sky's the limit from there.

Our goals of building communities, of mass production, um, our exponential growth, we know that we can take this company to a much much higher level.

And we're super excited to announce the partnership that we're doing with Start Engine, which is a crowdfunding campaign. And on that campaign, we're about to open up the doors for everyday investors to be able to buy and own a piece of Containing Luxury. It's pretty detailed on what I can and cannot talk about because this is a pre-launch. So, I actually got a list because they know me and I'm going to go off on some tangents. So, I have a very detailed list here that I can and valuation is one of them. We were going to market at a $15 million valuation.
We're super excited to uh bring this to your attention that this is going to be opening up. It is not open yet, but what we need you guys to do is to hit the link below. We appreciate all the support you guys have uh had for us and we're excited for the future from Containing Luxury and the whole family here. We out.